BY EDGAR AND BY HAND

April 9, 2007

Mary Fraser
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

Re:	Greenlight Capital Re. Ltd. Amendment No. 2 to Form S-1 Registration Statement File No. 333-139993

Dear Ms. Fraser:

This letter is being submitted in response to the comments given by the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the ‘‘Commission’’) set forth in your letter dated April 3, 2007 to Leonard Goldberg, Chief Executive Officer of Greenlight Capital Re, Ltd. (the ‘‘Company’’), with respect to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with the response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Comments applicable to the entire document

1.	We note the revisions you made in response to comment 3 in our previous letter. However, your document still contains a good deal of technical jargon that is not likely to be understood by your readers, so we think further revision is necessary. Here are some examples of language that needs to be revised:

•	Casualty clash

•	Periods of dislocation

We note the Staff’s comment and have revised the document to minimize technical jargon. We note that we still use the term casualty clash risks, but explain what casualty clash risks are on page 1 and in the glossary. We have deleted all references to ‘‘dislocations.’’

Summary – page 1

Company Overview – page 1

2.	We have considered your response to comment 7. The revised disclosure does not clearly identify the ways in which your operations differ from those of a traditional reinsurance company. Please clearly, but briefly, outline all of the ways in which your company’s operations differ from those of most reinsurance companies. This would include, but not be limited to, your investment strategy and the terms of your agreement with DME Advisors. You should present this information in one place under an appropriate subheading. The revised disclosure on pages 50-51 repeats the information presently included in the summary, but does not include the detailed information we requested in comment 7. It should also be revised to provide a more detailed discussion of these differences and their potential consequences, both positive and negative. The more detailed discussion should also contain an explanation of the basis for your belief that your operations will produce results superior to those of traditional reinsurance companies.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 2, 3, 53 and 54 of the Registration Statement.

3.	Please refer to the third bullet on page 1. It appears that you should also indicate that the risk ‘‘participation’’ you are referring to may be subject to regulatory scrutiny as described in the last full risk factor on page 19.

We note the Staff’s comments and the Registration Statement has been amended to reflect the Staff’s comments. Please see page 20 of the Registration Statement.

4.	Please expand the overview to disclose your combined ratio for 2006, as well as an explanation of what the combined ratio measures.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 2 of the Registration Statement.

5.	We have considered your response to comment 8. Your disclosure does not explain how your arrangement with DME Advisors differs from that normally found between a reinsurance company and its investment advisors. Please revise the disclosure as we previously requested.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 1, 2, 52, 53 and 54 of the Registration Statement.

6.	Please refer to your response to comment 11. Please include the information regarding the number of outstanding contracts you have entered into in the ‘‘overview’’ section along with your other financial information and update it through the first quarter of 2007. In addition to the aggregate premiums written, please disclose the range of the size of the agreements from smallest to largest. In this regard, we note that disclosure on page 53 indicates that a single agreement with First Protective Insurance Company is responsible for $58.1 million, or 78.3% of your premiums written in 2006. We also note that disclosure on page 52 indicates that approximately 78.3% of the premiums written involved homeowners’ coverage and 13.3% involved property catastrophe and 5.9% involved casualty clash. You should also disclose this in your summary disclosure along with the fact that 87% of your gross premiums were written in the U.S. Please also disclose the duration of your agreements and indicate whether any of them have been renewed or terminated.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 4, 7 and 54 of the Registration Statement.

7.	Please tell us, by state, where the homes covered by your reinsurance are located and what the maximum amount of your exposure in each of these states is. This information should also be disclosed in the ‘‘Business’’ section.

The Registration Statement has been amended to reflect our April 5, 2007 telephonic conversation with Mary Fraser. Please see pages 4 and 54 of the Registration Statement.

Our Competitive Strengths – Page 3

8.	Your response to comment 13 does not address the issue we raised. The ‘‘Summary’’ disclosure should summarize the detailed information in the ‘‘Business’’ section. Please revise the ‘‘Business’’ section to include a detailed discussion of your competitive strengths and your strategy. The information you include in the ‘‘Summary’’ section should be less detailed than the discussion in the ‘‘Business’’ section.

The Registration Statement has been amended to reflect the Staff’s comments and we have revised the ‘‘Summary’’ and ‘‘Business’’ sections to provide additional detailed discussion of our competitive strengths and strategies. Please see pages 4, 5, 6, 55, 56 and 57 of the Registration Statement.

9.	We have considered your response to comment 14. We do not think your current presentation is balanced. For example, in some bullets, such as the last one under ‘‘Competitive Strengths,’’ you include the downside of your strength, while in other cases the downside appears under a different heading several pages away. Please revise each bullet in this section to include the weaknesses, potential downside, etc. of the claimed strength and revise your heading to clarify that the discussion includes both strengths and weaknesses. Alternatively, include a separate discussion of your weakness that immediately follows the discussion of your strengths. Further, as we noted in comment 14, while you consider your non-traditional investment approach to be a strength of your business, the approach carries more risk than the traditional investment approach used by many insurance companies. A balanced discussion of this ‘‘strength’’ would address this. Please revise as we previously requested.

We note the Staff’s comment and have amended the Registration Statement to include a separate discussion of weaknesses in a section entitled ‘‘Our Challenges’’ that immediately follows ‘‘Competitive Strengths.’’ This is an addition to ‘‘Additional Risks Related to Our Business and this Offering’’ that immediately follows ‘‘Our Strategy.’’ Please see pages 4 and 5 of the Registration Statement.

10.	In the second bullet you appear to be referring to the combined ratio as a short-term consideration. Since the combined ratio is measured over a fiscal year, it is unclear why you consider it to be a short term measure. Also, since it is a measure of profitability, it is unclear why you don’t believe it is a material measure of your financial results. Please revise the disclosure to explain.

The Registration Statement has been amended to clarify that we focus on long-term considerations that may span many years rather than yearly combined ratios or short-term considerations in order to clarify that yearly combined ratios are distinct from short-term considerations. Please see pages 4 and 55 of the Registration Statement.

11.	We note that one consequence of your lack of focus on traditional reinsurance metrics is that your results cannot be compared to those of other reinsurers. This would appear to be a weakness, or downside of your ‘‘strength’’ that should be identified and discussed.

We note the Staff’s comment and the Registration Statement has been amended to reflect the Staff’s comment. As noted above in our response to your Comment No. 9, we have included a separate discussion of our weaknesses in a section entitled ‘‘Our Challenges’’ in the summary. Please see pages 5, 12 and 63 of the Registration Statement.

12.	We note the revision you made to the third bullet in response to comment 17. Please provide factual support for your claim that the returns on the Lehman U.S. Aggregate Bond Index ‘‘is representative of the investment portfolios of many of our competitors.’’ If you are unable to do so, you should delete the claim.

We have deleted the reference to the Lehman U.S. Bond Index being representative of the investment portfolios of many of our competitors and the Registration Statement has been amended to reflect that the Lehman U.S. Bond Index is a diversified fixed-income index used by bond funds as a benchmark to measure their performance.

13.	We have considered your response to comment 18. However, your revised disclosure does not address the impact of making equity investments in a rising equity market. Please revise it accordingly.

The Registration Statement has been amended to reflect the Staff’s comments. Please see ‘‘Our Challenges’’ on page 5 and page 22 of the Registration Statement.

Our strategy— page 4

14.	We note that you revised the third bullet to delete the phrase ‘‘relative to our risk exposure’’ rather than explaining how your operations and investing strategy are designed to manage your capital prudently. Please revise the bullet as we previously requested in comment 19.

The Registration Statement has been amended to reflect the Staff’s comments. As noted above in our response to your comment No. 8, we have summarized the strategy in the ‘‘Our Strategy’’ section and provided a detailed discussion in the ‘‘Business’’ section. Please see pages 6 and 56 of the Registration Statement.

15.	We note your response to comment 20 relating to the explanation as to why reinsurance companies traditionally invest in fixed-income investment strategies and the potential downside risk of your investment strategy. We are unable to locate your revisions on page 5. Please revise the disclosure as we previously requested.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 6 and 57 of the Registration Statement.

Risk Factors – page 11

16.	We have considered your response to comment 30, but are unable to agree with your conclusion. While the agreements were entered into in the ordinary course of your business, it appears from the percentage of your revenues attributed to the agreements that you are substantially dependent on at least some of them. Please file the agreements as exhibits to the registration statement as we previously requested.

We note the Staff’s comment. We respectfully submit, however, that the Company is not and does not expect to be substantially dependent on any individual contract or contracts and, accordingly, should not be required to file any of its contracts as ‘‘material’’ contracts pursuant to Item 601(b)(10)(ii)(B). Indeed, we know of no other reinsurance company, in a start-up phase or otherwise, that has been required to file a non-related party reinsurance contract.

We acknowledge that, as of the date hereof, certain of our contracts represent more than 10% of our revenues from our underwriting operations. However, as the Staff is aware, we only commenced underwriting operations in April 2006 with a capital base of approximately $250 million and did not receive an A.M. Best rating of A- (Excellent) until August 2006. Notwithstanding our relatively small size and lack of a rating for much of the year, we were able to bind nine contracts during 2006 with premium volume ranging from $0.5 million to $58.1 million over the lives of the contracts. However, with the A.M. Best rating and the anticipated net proceeds from this offering and the concurrent private placement, we believe that we will be significantly better positioned to compete for and underwrite a number of sizeable contracts in the ordinary course of our business. Therefore, the percentage of revenues we derive from these contracts will be diluted over time as the Company expands its underwriting portfolio.

We note that as of March 31, 2007, we had reviewed more than 100 submissions and had bound 16 contracts, including seven during the period ended March 31, 2007. If we were to file one or more of our contracts, an investor may believe that we are a captive reinsurer of the client, have limited opportunities and/or our business or operations would be materially adversely impacted if the contract were terminated, which is not the case. We note that a commutation of our largest existing contract would nominally affect book value. Although any commutation is subject to negotiation, we believe that the net result of a commutation of our largest existing contract would, in fact, result in an increase to book value as we would expect that certain existing unearned premium would be accelerated and realized upon a commutation.

In summary, we respectfully disagree that any of our existing reinsurance contracts written in the ordinary course are material or that we are substantially dependent on any such contracts. We, therefore, respectfully ask that the Staff to withdraw its request that we file reinsurance contracts as material agreements pursuant to Item 601(b)(10)(ii)(B).

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit. – page 11

17.	We note the revisions you made in response to comment 40. Please clarify here and in the ‘‘Business’’ section, whether these are the dominant companies in your market and whether you have other competitors. Also clarify whether the named companies operate in specific sectors of the reinsurance market, or over the entire market. It is unclear from the disclosure whether you consider yourself to be a niche company, or whether you see yourself as competing directly with the named companies.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 13 and 63 of the Registration Statement.

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy. – page 18

18.	Please explain what ‘‘CIMA’’ is.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 19 of the Registration Statement.

New Florida legislation could adversely affect the market for Florida-specific programs and, if replicated by other jurisdictions, could adversely affect the U.S. reinsurance market and our business. – page 20

19.	You say, in the next to last sentence of this new risk factor, that your revenues may be severely impacted. Please explain why. Are the homeowners policies you are reinsuring covering policies in Florida? Please explain, quantifying the disclosure as appropriate.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 21 of the Registration Statement.

Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC compliance. — page 26

20.	The revised risk factor does not appear to address the issue we raised in comment 61. Please revise the disclosure as we previously requested.

We note the Staff’s comments. Under the Company’s Articles, the voting power of each of the Class A Ordinary Shares and Class B Ordinary Shares may be reallocated pro rata, subject to certain limitations, among shareholders upon the occurrence of certain ownership thresholds. This reallocation mechanism is intended to minimize the risk of the Company being considered a controlled foreign corporation for U.S. federal tax purposes. The ownership of the Company’s outstanding Class A Ordinary Shares and Class B Ordinary Shares will vary from time to time and specific reallocations at the time at which a vote will be sought are not readily determinable. With that in mind, the risk factor on page 28 of the Registration Statement has been amended to further clarify this.

Capitalization, page 34

21.	We acknowledge your response to our previous comment 65 but are uncertain why you believe the disclosure of pro forma share information reflecting your initial public offering and associated private placement in your ‘‘as adjusted for ...’’ column is irrelevant. Please revise your share capital presentation and footnote two disclosures to clearly disclose the shares of each class of common stock authorized and issued for your ‘‘as adjusted for . . .’’ column in addition to the information disclosed for your historical column.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 36 of the Registration Statement where, in the capitalization table, we disclose the shares authorized and issued for each class.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 40

22.	We acknowledge your response to our previous comment 68. Although you represent that you have revised your disclosure to comply with our previous comment, it is unclear how your revisions for the issues identified below address our concerns. Please revise your document to address the following items or explain to us specifically how your current revised disclosure addresses each item:

a.	It is unclear what process you perform to determine the accuracy and completeness of the information received from your cedants from previous comment 68.a.5.

b.	It is unclear how you validate your existing reserves or how you identify unusual trends in the information received from your cedants considering your recent start of underwriting operations from previous comment 68.a.7. Please clarify how you are able to estimate your reserves with little or no loss development experience of your own.

c.	Although you indicate that you may utilize some or all of the actuarial methods you identify it is unclear how you apply each of these methods and how you accumulate your total reserves utilizing these methods from previous comment 68.c.2. In this regard, it is unclear whether you use multiple methods for each of your reinsurance contracts or whether you use these methods as checks and balances or whether you calculate point estimates or ranges for your reserves.

d.	It is unclear whether you have adjusted your reserves from the amounts determined by your actuaries as requested in previous comment 68.d. In your response to comment 68.d.2 you represent that you would disclose in future filings any adjustment or reversal to your actuaries reserve calculations, but it is unclear from your response to comment 68.d.1 whether you have adjusted your December 31, 2006 actuaries’ reserves in any fashion.

The Registration Statement has been amended to reflect the Staff’s comments. Please see pages 43 and 44 of the Registration Statement.

23.	In the first paragraph on page 42, you disclose your intent to have an independent actuary review your reserves annually. Please revise your disclosure to clarify whether an independent actuary has reviewed your December 31, 2006 reserves, and if so, whether the actuary believe your reserves are reasonable.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 44 of the Registration Statement.

Business — page 50

Alignment of Company and Client’s Interests, page 54

24.	We acknowledge your response to our previous comment 99. Please address the following additional comments:

a.	Please revise your disclosure to clarify whether subsequent adjustment to your loss reserves for these contracts will result in corresponding adjustments to your profit commissions or other participating features. In this regard, for example, if you experience unfavorable development on an individual contract in the future, please disclose whether you would be able to recover some of the profit commission paid or accrued to the cedant.

b.	The sentences you added indicating that you have not yet built up your loss reserves and that your 2006 losses are very small due to the start up nature of your underwriting operations may be read to indicate that you may have under accrued your loss reserves. It is unclear why the start-up nature of your underwriting operations would impact the frequency and severity of the claims underlying your reinsurance contracts. It is also unclear why your loss reserves would need to be built up to cover actual incurred losses. Please revise your disclosure to clarify. If you believe it is reasonably likely that your actual experience on your loss reserves could be higher than your accrued amount, please revise your critical accounting policy disclosure in MD&A to disclose the reasonably likely increase and any resulting impact on your profit commission accrual.

The Registration Statement has been amended to reflect your comment 24.a. Please see page 61 of the Registration Statement. With respect to your comment 24.b., please note that we have deleted: ‘‘Also, as a new reinsurer, we have not yet built up our loss reserves. Additionally, the losses incurred during 2006 are very small due to the start up nature of our underwriting operations and the fact that 2006 was a benign year for natural catastrophe losses’’ as, upon reflection, we do not believe the disclosure is material and, in fact, could be misleading.

Advisory Agreement — page 57

25.	Please provide us with a hypothetical example showing how the reduced incentive fee works. We may have additional comments after reviewing your response.

We note the Staff’s comment and provide the following explanation and hypothetical example:

Explanation:    The investment account is subject to a rolling high water mark. When the account is below its high water mark on a given year, the incentive compensation is halved (from 20% to 10%) in subsequent years until losses are recouped and an additional amount equal to 150% of the loss is earned. At that point, the incentive compensation reverts back to 20%.

Example:    Assume the investment account (and the high water mark) is $100 million at the beginning of the year. The account loses $1 million during the year. The following year, the incentive compensation is cut in half (from 20% to 10%) and remains at the halved rate until the account has earned $2.5 million (net of management fees), in effect recouping the original $1 million loss and an additional $1.5 million, or $150% of the loss.

Experts, page 113

26.	We acknowledge your response to our previous comments 87 and 89. Item 304(a)(l)(i) of Regulations S-K specifically requires a statement regarding whether the auditor resigned, declined to stand for re-election or was dismissed. It appears from Exhibit 16.1 that KPMG LLP believes that they were dismissed. Please revise your disclosure accordingly or explain to us why KPMG believes they were dismissed when you indicate that you mutually agreed to terminate the relationship. Please ensure that KPMG provides an updated letter that covers any disclosure changes you make.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page 120 of the Registration Statement. In addition, we note that KPMG confirmed to us via email that it has no objections to our revised disclosure in the ‘‘Change in Auditor’’ section.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Acquisition Costs, page F-8

27.	We acknowledge your response to our previous comment 98 and your revised classification of profit commissions as acquisition costs. Please revise your disclosure to clarify whether you include these profit commissions in your deferred acquisition costs. If so, please explain to us your rationale for deferring these costs and reference the authoritative literature you rely upon to support your position.

The Registration Statement has been amended to reflect the Staff’s comments and clarify that profit commissions are expensed when incurred and as such are not deferred. Please see page F-8 of the Registration Statement.

Financial Instruments, page F-8

28.	We acknowledge your response to our previous comment 91. Please revise your cash flow statements to reflect the cash flows from your securities for which exchange quotations are not readily available as investing activities or explain to us why such revision is not warranted. Please reference the authoritative literature you rely upon to support your position.

We note the Staff’s comment. However, we respectfully submit that the revision is not warranted. SFAS 95, paragraph 15 and SFAS 115, paragraph 18 specifically exclude cash flows from securities that are classified as ‘‘trading’’ from being reported as an investment activity. While we recognize that equity securities for which recognized exchange quotations are not readily available are not specifically excluded under SFAS 95, paragraph 15, we believe that the nature and purpose of these securities investments are no different from any of the Company’s other securities investments that are classified as ‘‘trading’’ in accordance with SFAS 115. We believe our reasoning is further supported by SFAS 159. Although SFAS 159 is not yet effective, the spirit of this standard with respect to cash flow requirements is consistent with our presentation. Paragraph 16 of SFAS 159 requires that in the presentation of a company’s cash flow statement: ‘‘Entities shall classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose as required by FASB Statement No. 95...’’ Accordingly, we believe it would be inconsistent and inappropriate to include private equity securities as an investment activity when all cash flows from other securities are appropriately classified as an operating activity.

Note 5:   Restricted Cash and Cash Equivalents, page F-l4

29.	You disclose that you reclassified your cash flows related to restricted cash and cash equivalents from an investing activity to an operating activity to more appropriately reflect the underlying activities. Please explain to us why you believe these activities are operating activities under paragraphs 21 through 24 of SFAS 95. Please reference the authoritative literature you rely upon to support your position.

As described in Note 5, restricted cash and cash equivalents are used to support liabilities created from equity securities sold, not yet purchased and swaps. These restricted cash flows clearly relate to securities in the Company’s investment portfolio. Since the Company classifies its equity investments as ‘‘trading securities’’, SFAS 95, paragraph 15 and SFAS 115, paragraph 18 specifically exclude such cash flows from being classified as an investing activity.

We also note that during the December 11–13, 2006 AICPA National Conference on current PCAOB Developments, the SEC staff discussed the classification of restricted cash in the statement of cash flows and indicated that these cash flows may be more appropriately classified as operating cash flows if the restricted cash clearly relates to the operating activities of the organization. Accordingly, we believe that it is most appropriate to report these cash flows as part of operating activities.

We have revised our note disclosure on page F-15 to clarify that the restricted cash flows reported as an operating activity are linked directly to our securities sold not yet purchased and swaps.

Note 7:   Share Capital, page F-15

30.	We acknowledge your response to our previous comment 93 and are uncertain why you believe the requested disclosure would not be meaningful to investors. It appears at least reasonably likely that your earnings and enterprise value may experience more volatility than the select property and casualty reinsurers you used to determine your 30% volatility factor. Please revise your disclosure here and in critical accounting policies to clearly disclose the apparent differences between your company and those in your sample and the potential impact on volatility and your estimate of fair value of options issued to consultants and employees. In this regard, you may be different from your sample companies in that they may not be recent public companies with limited underwriting activity, they may not treat investment in debt and equity securities as trading securities and they may not be as heavily invested in equity securities. If you continue to believe that the requested disclosure is not meaningful to potential investors, please explain to us in detail why you do not believe it will be meaningful. In your response, at a minimum please provide the names of your sample companies, the volatility of each of those companies, the period over which you computed volatility for those companies, their IPO dates, their policies for investments in debt and equity securities, the amount of investments in equity securities and the percentage of those equity securities to total investments and total assets.

We note the Staff’s comment. We acknowledge that we are a company with a limited operating history and that determining volatility is very subjective. We have revised our disclosure on pages F-9 and F-17 and page 44 of the Registration Statement to reflect this acknowledgment.

While we cannot assure the Staff or investors that our share price will not be more volatile than any of our competitors’ (and have disclosed in the Registration Statement risks that may cause our share price to be more volatile), we do not believe that our earnings and enterprise value will, in fact, be more volatile than members of our peer group of offshore reinsurers, which include, among others: Ace Limited; Arch Capital Group Ltd.; Axis Capital Holdings Ltd.; Everest Re Group Ltd.; Max Re Capital Ltd.; Montpelier Re Holdings Ltd.; RenaissanceRe Holdings Ltd.; XL Capital Ltd. and White Mountains Insurance Group Ltd. Indeed, we believe that there are reasons that our share price may be less volatile, including:

•	we intend to manage our capital prudently;

•	we intend to employ low underwriting leverage;

•	we intend to write relatively small amounts of catastrophe and other severity risks relative to our capital base (as shown on page F-20);

•	our long/short equity portfolio has an embedded hedge against market moves; and

•	we intend to deploy capital prudently.

Another way to approach the issue may be to consider the opinion of A.M. Best & Company. A.M. Best, which gave us an ‘‘A−’’ (Excellent) rating, uses an internal model that measures economic volatility. A.M. Best uses both asset and liability volatility in its model analyses. Therefore, our expected volatility should be similar to our peer group. A.M. Best’s press release stated:

‘‘A.M. Best is concerned that there is a reasonable possibility that Greenlight Re could be exposed at some point to a confluence of events that will test its capital strength. Due to the underwriting risk assumed, coupled with the asset risk present in an equity based portfolio, there could be a multiplicative result that could adversely influence risk-adjusted capital. Mitigating these concerns are the low underwriting leverage contemplated in Greenlight Re’s business plan and the partially hedged nature of the equity-based investment portfolio.’’

Because we believe our expected volatility should be similar to our peer group and because we have indicated in the Registration Statement that our determination of volatility is very subjective, we have not, in accordance with our telephonic conversation with Mark Brunhofer on April 5, 2007, provided the other detailed information relating to our peer group requested in Comment 30.

In summary, we believe that a volatility factor of 30% is reasonable for our company.

Note 10: Taxation, page F-18

31.	We acknowledge your response and revised disclosure in response to our previous comment 94. Consistent with your response letter, please revise your disclosure to clarify that the Cayman Islands does not currently impose a corporate income tax on any company. In addition please continue to disclose that you will not be subject to any tax for 20 years if such taxes are enacted in the future.

The Registration Statement has been amended to reflect the Staff’s comments. Please see page F-18 of the Registration Statement.

Segment Information, page F-10

32.	We acknowledge your response to our previous comment 97. The requirement of paragraph 37 of SFAS 131 to present information about products and services is an enterprise-wide disclosure that is independent of the requirement to present segment information based on the information provided to the chief operating decision maker. As previously requested, please provide the disclosure of your premium revenues by major product line.

The Registration Statement has been amended to reflect the Staff’s comments. We have revised our note disclosure to include an additional note with the breakdown of premiums written by line of business and by geographic area of the risks insured. Please see page F-20 of the Registration Statement.

*    *    *    *    *

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 2 to the Registration Statement; and (ii) four blacklined copies of Amendment No. 2 to the Registration Statement reflecting the changes made to the previous filing of the Registration Statement.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-1095.

Sincerely, Kerry E. Berchem

Cc:   Leonard Goldberg
        Bruce Mendelsohn